

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Kenneth Stillwell
Chief Financial Officer and Chief Administrative Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

> **Re: Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 12, 2020**
> **Form 10-Q for the Quarterly Period Ended June 30, 2020**
> **Filed July 28, 2020**
> **File No. 001-11859**

Dear Mr. Stillwell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology